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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED DEC 2 8 2015 WASH. D.C.

SEC FILE NUMBER
8- 47939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___11/01/14___ AND ENDING___10/31/15___
$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Eaton Vance Distributers, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Daniel C. Cataldo, Vice President & Treasurer___ ___(617)672-8952___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Deloitte & Touche LLP___
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Daniel C. Cataldo , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc. , as of October 31 , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Vice President & Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Eaton Vance Distributors, Inc.
 (SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2015
and Independent Auditors' Report
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders' of
  Eaton Vance Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (the "Company"), (a wholly owned subsidiary of Eaton Vance Corp.), as of October 31, 2015, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Eaton Vance Distributors, Inc. as of October 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

The supplemental schedules g, h and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

December 18, 2015

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2015

Assets

Cash and cash equivalents	$	70,310,911
Investments at fair value		27,133,482
Deposits with clearing organization		102,644
Accounts receivable from sales of mutual fund shares		85,186
Accounts receivable from affiliates		922,802
Distribution fees and other receivables		15,929,103
Deferred income taxes		8,527,947
Prepaid expenses and other assets		3,248,114
Total assets	$	126,260,189

Liabilities and Stockholder's Equity

Liabilities:

Accrued compensation	$	19,664,951
Accounts payable and accrued liabilities		27,492,875
Accounts payable to affiliates		4,873,188
Accounts payable for mutual fund shares sold		109,613
Other liabilities		2,748,779
Total liabilities		54,889,406

Commitments and contingencies (Note 8)

Stockholder's Equity:

Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding		20,000
Additional paid-in capital		60,318,916
Retained earnings		11,031,867
Total stockholder's equity		71,370,783
Total liabilities and stockholder's equity	$	126,260,189

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2015

Revenue:		
Service agreement income	$	197,198,139
Service fees		109,970,105
Distribution and underwriter fees		7,346,552
Interest and other revenue		10,858,104
Total revenue		325,372,900
Expenses:		
Distribution expense		110,083,065
Service fee expense		97,620,407
Compensation and related costs		90,073,289
Other expenses		21,076,928
Total expenses		318,853,689
Income before income taxes		6,519,211
Provision for income taxes:		
Current		(3,687,929)
Deferred		926,024
Total provision for income taxes		(2,761,905)
Net income	$	3,757,306

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2015

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2014	20,000	$ 20,000	$ 50,413,166	$ 7,274,561	$ 57,707,727
Net income	-	-	-	3,757,306	3,757,306
Stock-based compensation	-	-	8,832,415	-	8,832,415
Tax benefit of stock option exercises	-	-	1,073,335	-	1,073,335
Balance, October 31, 2015	20,000	$ 20,000	$ 60,318,916	$ 11,031,867	$ 71,370,783

See notes to Financial Statements.

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Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2015

Cash Flows From Operating Activities:		
Net income	$	3,757,306
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation		8,832,415
Deferred income taxes		(921,035)
Changes in operating assets and liabilities:		
Investments at fair value		29,897
Deposits with clearing organization		(41,635)
Accounts receivable from sales of mutual fund shares		1,260
Accounts receivable from affiliates		605,199
Distribution fees and other receivables		648,550
Prepaid expenses and other assets		(195,667)
Accrued compensation		58,360
Accounts payable and accrued liabilities		(3,798,285)
Accounts payable to affiliates		1,227,325
Accounts payable for mutual fund shares sold		(8,374)
Other liabilities		1,264,807
Net cash provided by operating activities		11,460,123
Cash Flows From Financing Activities:		
Excess tax benefit of stock option exercises		1,073,335
Net cash provided by financing activities		1,073,335
Net increase in cash and cash equivalents		12,533,458
Cash and cash equivalents, beginning of year		57,777,453
Cash and cash equivalents, end of year	$	70,310,911
Supplemental Cash Flow Information:		
Cash paid for income taxes, net of refunds	$	169,700

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Notes to Financial Statements
As of and for the Year Ended October 31, 2015

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (the "Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds and unit investment trusts. The Company also acts as placement agent for Eaton Vance-sponsored unregistered equity funds.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue and certain expenses are dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist principally of cash in banks and short-term commercial paper. Cash equivalents have maturities of less than three months on the date of acquisition and are carried at fair value.

Investments

Investments consist of certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

Investments are carried at fair value based on quoted market prices. Net realized and unrealized gains or losses are reflected as a component of interest and other revenue. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards

establish a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1	Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.
Level 2	Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity.

The Company recognizes any transfers between levels at the end of each fiscal year.

Mutual fund underwriting activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold, as well as associated commission income and expense, on a trade-date basis.

Income taxes

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred income taxes relate principally to stock-based compensation and employee compensation and benefits.

Revenue recognition

The Company currently sells Eaton Vance open-end mutual funds under five primary pricing structures: front-end load commission ("Class A"); level-load commission ("Class C"); institutional no-load ("Class I," "Class R6" and "Institutional Class," referred to herein as "Class I"); retail no-load ("Investor Class" and "Advisers Class," referred to herein as "Class N"); and retirement plan level-load ("Class R"). Distribution and service fees for all share classes, as further described below, are calculated as a percentage of average daily net assets and recorded in revenue as earned, gross of any third-party distribution and service fee payments made. Distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

For Class A shares, the shareholder pays an underwriter commission to the Company of up to 75 basis points of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under

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certain conditions, the Company may waive the front-end sales load on Class A shares and sell the shares at net asset value. The Company does not receive underwriter commissions on such sales. In addition, for most Class A shares the Company generally receives (and then pays to authorized firms after one year) a combined distribution and service fee of up to 30 basis points of average net assets annually.

In January 2012, the Company suspended sales of Class B shares. Additional investment in this share class is limited to exchanges and the reinvestment of distributions by existing Class B shareholders. The Company continues to recover dealer commissions previously paid on behalf of Class B shareholders through distribution fees limited to 75 basis points annually of the average net assets of the Class B shares. In addition, the Company receives, and then pays to authorized firms, a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. The Company pays a commission and the projected first year service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year. The Company receives distribution fees and service fees at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. The Company pays both the distribution fee and service fee to the dealer after one year. Redemptions of Class C shares within twelve months of purchase are generally subject to deferred sales charges of one percent.

Class I shares are offered at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees.

Class N shares are offered at net asset value and are not subject to any sales charges or underwriter commissions. Class N shares pay a combined distribution and service fee of 25 basis points of average net assets of the Class annually. The Company pays the service fee to the dealer after one year.

Class R shares are offered at net asset value with no front-end sales charge. The Company receives, and then generally pays to dealers, distribution and service fees each of 25 basis points of average net assets of the Class annually.

Related party transactions

Eaton Vance Management
The Company has an agreement with Eaton Vance Management, a wholly owned subsidiary of EVC, whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for Eaton Vance Management's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2015, the revenue earned by Eaton Vance Management and the costs incurred by Eaton Vance Management under this agreement were as follows:

Revenue earned by EVM:	
Distribution fees received from investment companies	$ 73,184,268
Costs incurred by EVM:	
Amortization of deferred sales commissions	$ 14,946,912
Deferred sales commissions	$ 25,133,917

In addition, the Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or its wholly-owned subsidiary, Boston Management and Research, is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating

expenses, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2015, the Company earned $197,198,139 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income. The Company had a payable due to EVM of $4,866,973 as of October 31, 2015.

Other Subsidiaries of EVC
The Company has agreements with Atlanta Capital Management Company, LLC and Parametric Portfolio Associates LLC ("Parametric"), each a majority-owned subsidiary of Eaton Vance Acquisitions, and Parametric Risk Advisors LLC, a wholly-owned subsidiary of Parametric, whereby the Company provides certain distribution services to and obtains reimbursement from these entities for actual or approximate costs. The Company earned $8,938,867 under these agreements, which is recorded as interest and other revenue in the accompanying Statement of Income. These transactions resulted in a net receivable from affiliates of $755,010 at October 31, 2015.

In the ordinary course of business, the Company has transactions with EVC and other subsidiaries of Eaton Vance Management and EVC. These transactions resulted in a net receivable of $161,578 at October 31, 2015, which relates primarily to a receivable due from NextShares Solutions LLC, a wholly owned subsidiary of EVC formed to further the NextShares initiative, related to marketing expenses incurred by the Company.

Hexavest, Inc. ("Hexavest")
The Company has a service agreement with Hexavest, a 49 percent equity method investee of Eaton Vance Management, whereby Hexavest compensates the Company for marketing expenses. For the year ended October 31, 2015, the Company earned $1,526 under this agreement, which is recorded against distribution expense in the accompanying Statement of Income. The Company had a receivable from Hexavest of $873 as of October 31, 2015 which is included within distribution fees and other receivables.

Sponsored funds
Certain wholly-owned subsidiaries of EVC are investment advisers to, and have administrative agreements with, affiliated open-end and closed-end sponsored mutual funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including investment advisory, distribution, service, shareholder and administrative, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these funds for the year ended October 31, 2015 totaled $109,970,105. Included in distribution fees and other receivables at October 31, 2015 are receivables due from sponsored funds of $15,224,711.

Stock-based compensation

The Company accounts for stock-based compensation expense at fair value. Under the fair value method stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, which is recognized on a straight-line basis over the relevant service period (generally five years) and is adjusted each period for anticipated forfeitures.

The fair value of each option award granted is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option.

Tax benefits realized upon the exercise of stock options that are in excess of the expense previously recognized for financial reporting purposes are recorded in shareholders' equity and reflected as a financing activity in the Company's Statement of Cash Flows. If the tax benefit realized is less than the expense previously recorded, the shortfall is recorded in stockholder's equity. To the extent the expense exceeds available windfall tax benefits, it

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is recorded in the Company's Statement of Income and reflected as an operating activity on the Company's Statement of Cash Flows.

2. New Accounting Standards Not Yet Adopted

Revenue from Contracts with Customers
In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-14, *Revenue From Contracts with Customers* (Topic 606), *Deferral of the Effective Date*, which defers the effective date of ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) to November 1, 2018 for EVC, with early adoption permitted as of its original effective date for EVC of November 1, 2017. The new guidance requires either a retrospective or a modified retrospective approach to adoption. As the Company is a nonpublic entity, the new guidance is effective for its fiscal year that begins on November 1, 2019. However, the Company will follow EVC's adoption approach. The Company is currently evaluating the available transition methods and the potential impact on its Financial Statements and related disclosures.

3. Investments

The following is a summary of investments at October 31, 2015:

Investments at fair value:		
Short-term debt	$	27,133,482
Total investments at fair value	$	27,133,482

Investments at fair value consist of short-term debt assets held by the Company, which include certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

4. Fair Value Measurements

As discussed in Note 1, accounting standards define fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy that prioritizes inputs to valuation techniques and gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at October 31, 2015:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash equivalents	$ -	$ 12,998,247	$ -	$ 12,998,247
Investments at fair value:				
Short-term debt	-	27,133,482	-	27,133,482
Total financial assets	$ -	$ 40,131,729	$ -	$ 40,131,729

Valuation methodologies

EVC utilizes third-party pricing services to value its investments in debt obligations, as further discussed below. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are

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reviewed by EVC on a daily basis. EVC compares the price of trades executed by EVC to the valuations provided by the third-party pricing services to identify and research significant variances. EVC periodically compares the pricing service valuations to valuations provided by a secondary independent source when available. EVC's Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of EVC's Valuation Committee or its designees meet with the service providers to discuss any significant changes to the service providers' valuation methodologies or operational processes.

Cash equivalents
Cash equivalents consist of investments in commercial paper with remaining maturities (upon purchase by the Company) of less than three months. The carrying amounts of commercial paper are measured at amortized cost, which approximates fair value due to the short time between the purchase and expected maturity of the investments. These assets are generally classified as Level 2 within the fair value measurement hierarchy.

Investments at fair value – short-term debt
Short-term debt securities include certificates of deposit, commercial paper and corporate debt obligations with remaining maturities (upon purchase by the Company) ranging from three months to 12 months. Short-term debt securities held are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and ask prices, broker-dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. Depending on the nature of the inputs, these assets are generally classified as Level 1 or 2 within the fair value measurement hierarchy.

There were no transfers between Level 1 and Level 2 of the fair value measurement hierarchy during the year ended October 31, 2015.

5. Stock-Based Compensation Plans

The Company's stock-based compensation is offered under various EVC plans, including the Omnibus Incentive Plans, defined as the 2013 Omnibus Incentive Plan, as amended and restated (the "2013 Plan") and the 2008 Omnibus Incentive Plan as amended and restated (the "2008 Plan"); the Employee Stock Purchase Plans, defined as the EVC 2013 Employee Stock Purchase Plan (the "Qualified ESPP"), the EVC 2013 Nonqualified Employee Stock Purchase Plan, as amended and restated (the "Nonqualified ESPP") and the EVC 1986 Employee Stock Purchase Plan; and the Employee Stock Purchase Incentive Plans, defined as the EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan, as amended and restated (the "Incentive ESPP") and the EVC 1992 Incentive Plan – Stock Alternative. The Company recognized compensation cost related to its plans as follows for the year ended October 31, 2015:

Omnibus Incentive Plans:		
Stock options	$	2,236,490
Restricted shares		6,266,740
Employee Stock Purchase Plans		143,147
Employee Stock Purchase Incentive Plan		186,038
Total stock-based compensation expense	$	8,832,415

The total income tax benefit recognized for stock-based compensation arrangements was $3,546,866 for the year ended October 31, 2015.

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Omnibus Incentive Plans

The 2013 Plan, which is administered by the Compensation Committee of the Board of EVC and replaced the 2008 Plan, allows for awards of stock options, restricted shares and phantom stock units to eligible employees and non-employee Directors. Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan expire ten years from the date of grant, vest over five years and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2013 Plan vest over five years and may be subject to performance goals. These performance goals generally relate to the achievement of specified levels of adjusted operating income. Phantom stock units granted under the 2013 Plan vest over two years. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 18.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2015, 2.5 million restricted shares and options to purchase 4.6 million shares have been issued pursuant to the 2013 Plan.

Stock options

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate option forfeiture rates and the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The weighted average fair values per share of stock options granted during the year ended October 31, 2015 using the Black-Scholes option valuation model was as follows:

Weighted-average grant date fair value of options granted	$10.57
Assumptions:	
Dividend yield	2.4% to 2.7%
Volatility	34%
Risk-free interest rate	1.7% to 2.1%
Expected life of options	6.7 years

Stock option transactions under the 2013 Plan and predecessor plans for the year ended October 31, 2015 are summarized as follows:

(share and intrinsic value figures in thousands)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding, beginning of period[(1)]	2,172	$ 31.27		
Granted	262	38.41		
Exercised	(270)	25.48		
Forfeited/expired	(21)	39.95		
Options outstanding, end of period	2,143	$ 32.78	5.2	$ 12,234
Options exercisable, end of period	1,195	$ 32.75	3.6	$ 7,678
Vested or expected to vest at October 31, 2015	2,139	$ 32.78	5.2	$ 12,229

[(1)] Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2015 was $3,550,221. The total fair value of EVC options that vested during the year ended October 31, 2015 was $2,580,765.

As of October 31, 2015, there was $5,235,487 of compensation cost related to unvested stock options granted under the Omnibus Incentive Plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Restricted shares

EVC's restricted share awards are generally subject to graduated vesting schedules. Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the service periods underlying the awards. As of October 31, 2015, there was $14,895,238 of compensation cost related to unvested awards granted under the Omnibus Incentive Plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of EVC shares that vested during the year ended October 31, 2015 was $5,161,863.

A summary of the Company's restricted share activity for the year ended October 31, 2015 under the Omnibus Incentive Plans is presented below:

(share figures in thousands)	Shares	Weighted-Average Grant Date Fair Value
Unvested, beginning of period[(1)]	658	$ 31.64
Granted	217	39.72
Vested	(173)	29.91
Forfeited	(27)	33.29
Unvested, end of period	675	$ 34.61

[(1)] Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.

Employee Stock Purchase Plans

The Qualified ESPP and the Nonqualified ESPP, which are administered by the Compensation Committee of the Board of EVC and replaced the 1986 Employee Stock Purchase Plan, permit eligible employees to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of EVC Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). A total of 0.4 million and 0.1 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP, respectively. Through October 31, 2015, 0.2 million shares have been issued pursuant to the Qualified ESPP and Nonqualified ESPP.

Employee Stock Purchase Incentive Plans

The Incentive ESPP, which is administered by the Compensation Committee of the Board of EVC and replaced the 1992 Incentive Plan – Stock Alternative, permits employees to direct up to half of their incentive bonuses and commissions toward the purchase of EVC's Non-Voting Common Stock at the lower of 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.6 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Incentive ESPP. Through October 31, 2015, 0.2 million shares have been issued pursuant to the Incentive ESPP.

6. Employee Benefit Plans

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. EVC then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $1,040 per annum. In addition, EVC may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, up to a maximum of $39,000 per employee. The Company's expense under the plan was $3,326,571 for the year ended October 31, 2015.

7. Income Taxes

The following table reconciles the Company's effective tax rate from the U.S federal statutory tax rate to such amount for the year ended October 31, 2015:

Federal statutory rate	35.0	%
State income taxes (net of federal income tax benefit)	5.9	
Non-deductible meals and entertainment expense	10.0	
Stock-based compensation	(2.3)	
Decrease associated with uncertain tax positions	(4.1)	
Other	(2.1)	
Effective income tax rate	42.4	%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2015 are as follows:

14

Deferred tax assets:		
Compensation and benefit expense	$	2,246,593
Stock-based compensation		6,278,253
Other		40,990
Total deferred tax asset	$	8,565,836
Deferred tax liabilities:		
Other	$	(37,889)
Total deferred tax liability	$	(37,889)
Net deferred tax asset	$	8,527,947

No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized.

Current unrecognized tax benefits, including interest and penalties, are presented as a component of other liabilities. At October 31, 2015, the Company had no unrecognized tax benefits or accrued interest or penalties.

The Company is generally no longer subject to income tax examinations by federal, state or local tax authorities for fiscal years prior to fiscal 2011.

8. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. In the opinion of management, after discussions with legal counsel, the ultimate resolution of these matters will not have a material effect on the financial condition, results of operations or cash flows of the Company.

9. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $54,231,993 at October 31, 2015, which exceeded its minimum net capital requirement of $3,659,297. The Company's ratio of aggregate indebtedness to net capital at October 31, 2015 was 1.01-to-1.

10. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

11. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2015.

12. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2015. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2015

Capital - stockholder's equity	$	71,370,783
Deductions:		
Nonallowable assets:		
Deposits with clearing organization		102,644
Accounts receivable from affiliate		922,802
Distribution fees and other receivables		4,141,193
Prepaid expenses and other assets		3,248,114
Deferred tax asset		8,565,836
Total deductions		16,980,589
Net capital before haircut on securities		54,390,194
Haircuts on securities		158,201
Net capital	$	54,231,993
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	50,016,241
Accounts payable to affiliate		4,873,188
Total aggregate indebtedness	$	54,889,429
Minimum net capital requirement of broker or dealer		
(6-2/3% of aggregate indebtedness)	$	3,659,297
Excess net capital	$	50,572,696
Ratio of aggregate indebtedness to net capital		1.01

Note: No material differences exist between the above net capital computation and the Company's unaudited Form X-17A-5 Part IIA filed on November 23, 2015.

Eaton Vance Distributors, Inc.

**Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2015**

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

Eaton Vance Distributors, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3
Under the Securities Exchange Act of 1934
As of October 31, 2015

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

Deloitte.



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Eaton Vance Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eaton Vance Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) and paragraph (k)(2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions of paragraph (k)(2)(i) throughout the year ended October 31, 2015 without exception, and (3) the Company stated that the Company met the identified exemption provisions of paragraph (k)(2)(ii) for the period from September 30, 2015 through October 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

December 18, 2015

Member of
Deloitte Touche Tohmatsu Limited



The Exemption Report

We as members of management of Eaton Vance Distributors, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended October 31, 2015 and of 17 C.F.R. § 240.15c3-3(k)(2)(ii) during the period from September 30, 2015 through October 31, 2015 without exception.

Signature

Daniel C. Cataldo
Chief Financial Officer
Eaton Vance Distributors, Inc.